Suite 615 – 700 West Pender Street
Vancouver, BC, V6C 1G8
Tel.: (604) 682-4002
Fax: (604) 682-4003

August 11, 2016	TSX: TMM, NYSE MKT: TGD
NEWS RELEASE

Timmins Gold Reports Cash Flow from Operations of $11.5 million for Q2 2016

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to report its financial results for the second quarter ended June 30, 2016 (“Q2 2016”). The comparative period is the second quarter ended June 30, 2015 (“Q2 2015”). All results are presented in United States dollars (“US Dollars”) unless otherwise stated. Readers should refer to the Q2 2016 management discussion and analysis and condensed interim consolidated financial statements for complete information.

“Q2 2016 was a strong quarter operationally as we continue to see the benefits of the mine plan adopted late last year” stated Interim CEO Mark Backens. “Our cash costs for the quarter of $681 per ounce and all-in sustaining cash costs of $761 per ounce were particularly strong and were respectively 30% and 33% lower than the comparable period. We were able to eliminate all of our secured debt to Sprott Resource Lending Partnership (“Sprott”), Goldcorp Inc. (“Goldcorp”) and the Lundin Group.”

“We are raising production guidance for 2016 from 75,000 - 85,000 ounces to 90,000 - 100,000 ounces, and lowering our cash cost guidance to $750 to $800 per ounce. Due to the higher sustained gold price, we will be continuing operations at San Francisco past 2016. We are in the final stages of the engineering work to determine the optimum mine plan for continued operations. We expect to release full details before the end of this month.”

Q2 2016 HIGHLIGHTS

Financial performance

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Metal revenues were $33.1 million, compared to $27.8 million during Q2 2015. This represents a 19.0% increase from the prior year. The primary factor for the increase was an increase in gold ounces sold to 26,474 ounces during Q2 2016 from 22,869 ounces during Q2 2015. This represents a 15.8% increase from the prior year. The average London PM Fix price was $1,260 per gold ounce, compared to $1,192 per gold ounce during Q2 2015. This represents a 5.6% increase over the prior year and further contributed to the increase in metal revenues over Q2 2015.

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Earnings from operations was $8.7 million, compared to a loss of $1.9 million during Q2 2015. The difference was primarily due to an increase in metal revenues of $5.3 million, a reduction in cost of sales of $4.3 million and a decrease in corporate and administrative expenses of $1.0 million.

-	Earnings and total comprehensive income were $6.4 million or $0.02 per share, compared to $0.6 million or $0.00 per share during Q2 2015.

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Cash provided by operating activities was $11.5 million or $0.04 per share, compared to $4.6 million or $0.02 per share during Q2 2015. This represents a 149% and 100% increase, respectively, from the prior period.

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Cash and cash equivalents at June 30, 2016 were $12.4 million. During Q2 2016, the Company received $6.75 million in deposits from the sale of the Caballo Blanco Property (“Caballo Blanco”). The Company paid $10.2 million and $1.5 million to settle the loan facility and debenture, respectively. The Company invested $0.2 million on expansion programs, $0.2 million on exploration and evaluation projects, and $3.0 million on the Ana Paula gold project (“Ana Paula”). Also, the Company received $5.0 million of its VAT receivable in cash during Q2 2016.

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Cash and cash equivalents at June 30, 2015 were $21.6 million after investing $1.0 million on exploration, $0.1 million on sustaining capital, $2.0 million on expansion programs, and $5.5 million on deferred stripping. Also, the Company received $7.5 million of its VAT receivable in cash during Q2 2015.

Operating performance

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The Company produced and sold, 25,863 and 26,474 ounces of gold, respectively, compared to 22,869 and 22,869 ounces of gold, respectively, during Q2 2015. The change from the prior year was due to an increase in average processing grade of 0.60 g/t Au, compared to 0.53 g/t Au in Q2 2015.

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The Company’s cash cost per ounce on a by-product basis was $681 (all-in sustaining cash cost per ounce on a by-product basis - $761), compared to $968 (all-in sustaining cash cost per ounce on a by- product basis - $1,134) during Q2 2015. This decrease in cash costs over the prior year is primarily driven by a decreased strip ratio and by an increase in produced ounces during Q2 2016.

Key developments

-	On May 11, 2016, the Company entered into a definitive agreement with Candelaria Mining Corp. (“Candelaria”) to sell the Caballo Blanco Property. Total consideration to be paid was $12.5 million in cash and the assumption of the $5.0 million (present value - $4.6 million) contingent liability payable to Goldgroup Mining Inc. This equates to a fair value at June 30, 2016 of $17.1 million. The transaction closed on July 20, 2016 (“Closing Date”).

As at June 30, 2016, the Company received $7.0 million from Candelaria in up-front execution payments. Subsequent to June 30, 2016, the Company received an additional $2.25 million.

Remaining cash payments are to be received as follows:

•	$0.75 million following the completion of negotiations and settlement with a local party related to land access and rental payments owed by the previous owner; and,
•	$2.5 million at the earlier occurrence of Candelaria receiving permits or one year following the Closing Date.

The cash proceeds received prior to the period end were used to settle secured debt.

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On June 14, 2016, the Company repaid the $10.2 million loan facility, including the bonus and accrued interest. Sprott and Goldcorp optioned to receive $0.2 million and $0.1 million cash bonuses, respectively, with Goldcorp receiving an additional 550,000 common shares of the Company, valued at $0.1 million, in lieu of a portion of its cash bonus. With repayment of the secured loan facility complete, the lenders released its security on the Company’s assets and all other obligations pursuant to the amended and restated loan facility agreement dated January 26, 2016.

On June 29, 2016, the Company settled the C$2.0 million ($1.5 million) debenture with the Lundin Group and all remaining common share interest payments were settled.

SUMMARIZED FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) except where noted	Second Quarter Ended June 30, 2016	Second Quarter Ended June 30, 2015
Gold ounces sold	26,474	22,869
Silver ounces sold	14,884	13,041
Metal revenues	$33,075	$27,805
Production costs, excluding depreciation and depletion	$18,296	$22,352
Earnings (loss) from operations	$8,704	$(1,860)
Earnings and total comprehensive income	$6,395	$629
Earnings per share, basic and diluted	$0.02	$0.00
Cash flows from operating activities	$11,485	$4,608
Total cash and cash equivalents, end of period (including restricted cash)	$12,350	$21,563
Total assets, end of period	$137,983	$379,614
Total cash costs per gold ounce on a by-product basis	$681	$968
All-in sustaining cash cost per ounce gold	$761	$1,134
Average realized gold price per gold ounce	$1,232	$1,216

Reminder of Q2 2016 results conference call:

The Company’s senior management will host a conference call Friday August 12, 2016 at 11am (ET) to discuss fiscal 2016. Participants may join the call by dialing 416-340-2220 or 866-225-2055 (Canada and U.S. toll-free number) or via webcast on link: http://www.gowebcasting.com/7748.

A replay of the call will be available until August 17, 2016, by dialing 905-694-9451 or 800-408-3053 (Canada and U.S.). The passcode is 2825149. A live and archived audio webcast will also be available at www.timminsgold.com.

About Timmins Gold

Timmins Gold is a Canadian gold mining company engaged in exploration, development and production exclusively in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contacts:
Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
ww.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to liquidity, working capital management and to production, possible capital savings and estimates, and continuing operations at the San Francisco Mine.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.